SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November,     2004

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Road 1

Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ✓         Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No   ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: November 1, 2004	By	/S/ S.J. Cheng
		Name:	S. J. Cheng
		Title:	Chairman & Chief Executive Officer

EXHIBITS

Exhibit Number
1.1	Press Release

Exhibit 1.1

Contact:
In Taiwan R.O.C.	In the U.S.
Dr. S.K. Chen	The Ruth Group
ChipMOS TECHNOLOGIES (Bermuda) LTD.	David Pasquale
+886-6-507-7712	+646-536-7006
s.k._chen@chipmos.com.tw	dpasquale@theruthgroup.com

ChipMOS TECHNOLOGIES TO HOLD 6th ANNUAL TECHNICAL SYMPOSIUM IN

SHANGHAI

Hsinchu, Taiwan, November 1, 2004 – ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or “the Company”) (Nasdaq: IMOS) today announced that it will host a technical symposium at the Grand Hyatt Shanghai Hotel in Shanghai, People Republic of China on November 5, 2004. Over 200 participants are expected to attend the full day symposium, which will focus on LCD driver IC related topics covering front-end, back-end, as well as market and application trends. In addition to ChipMOS’ executives, speakers from ChipMOS’ customers and project partners are also scheduled to include Texas Instruments, Semiconductor Manufacturing InternationalCorp., DisplaySearch, Shindo, Advantest (Suzhou), and Chantek, Simultaneous Chinese to English translation will be available to non-Chinese speaking attendees.

S.J. Cheng, Chairman and Chief Executive Officer of ChipMOS said, “ChipMOS has a strong ongoing commitment to technology development. As in prior years, our 6th annual technical symposium will provide a platform for participants in the IC industry to interact with one another and to share their unique experiences and technical expertise.”

For the agenda of topics and speakers, invitation card, on-line registration form and other information please visit our company website at www.chipmos.com.tw .

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (www.chipmos.com.tw) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.